Exhibit 99.1

Scotiabank Enters Retail Banking Market in Colombia with the Acquisition of 51% of Banco Colpatria

BOGOTÁ AND TORONTO, Oct. 20, 2011 /CNW/ - Scotiabank today announced it has agreed to pay U.S. $500 million and 10,000,000 common shares in the capital of The Bank of Nova Scotia in exchange for 51 per cent of the common shares of Banco Colpatria. This transaction represents entering into a long-term partnership with Mercantil Colpatria that will allow Scotiabank to take advantage of the growth opportunities in Colombia. The transaction is subject to regulatory approval and will be accretive to earnings in fiscal 2012.

The Bank anticipates closing this transaction, valued at approximately U.S. $1 billion, by December 2011. In the near future, Scotiabank will combine its wholesale business in Colombia into Banco Colpatria's existing operations.

"We are pleased to be partnering with Mercantil Colpatria a well-established and well-regarded Colombian conglomerate that has successfully led the growth of Banco Colpatria for more than 40 years," said Rick Waugh, President and CEO of Scotiabank. "We look forward to the success we will achieve by combining the unique strengths of our two companies and focusing on our future growth in Colombia."

Banco Colpatria, with assets of U.S.$6.2 billion and deposits of U.S.$4.2 billion (as of September 2011), is Colombia's fifth largest financial group and one of the country's leading lenders with a positive track record of growth. The bank is the second largest credit card issuer in Colombia and also offers commercial and consumer loans and home mortgages, with a network of 175 branches and 308 ATMs.

"We are very pleased to have found a solid partner in Scotiabank and are sure that this long-term agreement will greatly benefit our customers and employees," said Eduardo Pacheco, President of Mercantil Colpatria. "With this alliance, we bring together our strengths and Scotiabank's expertise in risk and capital management, wholesale banking operations and solid network in Central and South America."

"Working with our partner's strong management team we will provide support and expertise to leverage Banco Colpatria's competencies and accelerate its growth in Colombia," said Brian Porter, Group Head of International Banking at Scotiabank. "The strengths of their retail business complemented by our wholesale operations in the country will enable Banco Colpatria to service and grow new client segments in the Colombian market."

Analyst Conference Call

An analyst conference call will take place on Thursday, October 20, 2011 at 9:15 a.m. EDT.

Interested parties are invited to access the call live, in listen-only mode:

a) Via telephone, toll-free, at 1-800-814-4859 or 1-416-644-3414 (please call five to 15 minutes in advance).

b) Via the Internet on the Investor Relations page of www.scotiabank.com. During the call, listeners may also wish to refer to the Analyst Presentation information displayed on the Investor Relations page of www.scotiabank.com.

A telephone replay of the conference call will be available from October 20, 2011, to November 3, 2011, by calling 1-877-289-8525 or 1-416-640-1917 and entering the identification code 4483155#. The archived audio webcast will be available on the Bank's website for three months.

Colombia

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Colombia is the fourth largest economy in Latin America (in Purchasing Power Parity terms) with a real GDP of U.S. $289 billion in 2010 and a projected real GDP growth rate of 4.7 per cent annually in the 2011-2012 period.

•	Its population of approximately 45 million is the third largest in the region.
•	Solid economic growth, consistently improved governance, security and foreign investment incentives has created a highly favourable environment for foreign investors.
•	A strong regulatory framework in Colombia helped banks in the country stay profitable throughout the financial crisis. The country's banking industry has an ROE of 15-20 per cent.
•	In 2011, Colombia's credit rating was boosted to investment grade by Moody's, Fitch and S&P.

Scotiabank in Colombia

•	Scotiabank, through Scotia Capital entered Colombia in 2010 with the acquisition of RBS wholesale banking operations.
•	Scotiabank has had a presence in Central and South America for more than 40 years.

Scotiabank in Central & South America

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Scotiabank has operations in 13 countries in Central and South America including Peru, Chile, Panama, Brazil, Uruguay, Costa Rica, Guatemala, Colombia, El Salvador, Guyana, Nicaragua, Belize and Venezuela.

•	The Bank has more than 22,000 employees, 820 branches and 1,100 ABMs in the region.
•	The Bank also has a large presence in Mexico.

About Scotiabank

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 70,000 employees, Scotiabank Group and its affiliates serve some 18.6 million customers in more than 50 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets above $567 billion (as at July 31, 2011), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

%CIK: 0000009631

For further information:

For media enquiries: Sheena Findlay, Scotiabank Media Communications, 416-866-6806; sheena_findlay@scotiacapital.com

Investor enquiries: Peter Slan, Scotiabank Investor Relations, 416-933-1273

CO: Scotiabank

CNW 08:44e 20-OCT-11